Exhibit 99.1     Questions and Answers uploaded to Cadbury intranet — 23 November 2009
NEW Q. Is it true that Hershey and Ferrero are considering a bid for us?
Apparently so. Hershey and Ferrero both separately released announcements on 18 November 2009 noting the recent press speculation about a potential offer for Cadbury and confirmed that they were reviewing their options but that there could be no certainty that any proposal or offer would be forthcoming. 23.11.2009
NEW Q. How long will this process run for?
It is impossible to predict how long the offer process will last but it would run for longer if potential offerors were to announce a firm intention to make an offer. 23.11.2009
NEW Q. What would happen if other companies put offers in?
The board would consider any offer put to it and there would be implications in relation to the takeover timetable. 23.11.2009
NEW Q. What is the latest point a new bidder could make an offer?
Another bidder could come in and make an offer at any time before an earlier bidder’s offer has been successful (i.e. it has gone unconditional in all respects). 23.11.2009
NEW Q. What’s the role of the Board – is it to defend the company or get a good price for shareholders?
The Board’s role is to represent shareholder interests and it has said that Kraft’s offer falls “well short” of reflecting the value of Cadbury. 23.11.2009
NEW Q. We talk about defence a lot, but what about offense? Can’t we buy a company ourselves?
UK takeover rules are designed to ensure fair-play for shareholders when companies are under offer. This means we can’t take what are called “frustrating actions” or create “poison pills”, such as buying other companies to make us in turn harder to buy. 23.11.2009
NEW Q. How much influence are ‘short-sellers’ and hedge funds having on this process?
Some newspapers have reported that a growing number of hedge funds, who take up short-term positions in companies, are buying Cadbury shares. Hedge funds sometimes take up positions in companies under offer, hedging their bets that if the company is bought they make a quick profit. 23.11.2009
NEW Q. What are the specific steps?
There is a standard Takeover Panel process for hostile bids. Unless extensions are granted or another potential bidder announces a firm intention to make an offer, the following would be the key dates:
▪	By 7 December: Over the next month Kraft must post a formal offer document to all shareholders. A bidder normally has a maximum of 28 days to do this from the date it announces its firm intention to make an offer. If they take the maximum time allowed, then:

▪	21 December: the last date for us to release our defence document.

▪	15 January: The last opportunity in the process for us to give shareholders more information.

▪	22 January: Kraft’s last chance to improve its offer to our shareholders.

▪	By 5 February: The latest Kraft’s offer either becomes “unconditional” or is rejected depending on the level of support from shareholders.
All-in-all this process could last around two-three months – but we should know the result by 5 February if the timetable proceeds as above. 23.11.2009
NEW Q. Can Kraft change its offer?
Yes, but it can only increase it. It can do this as many times as it likes, up to 46 days after it has posted its offer document to our shareholders. The last date it could do this is 22 January if it doesn’t post its offer document until 7 December. 23.11.2009
NEW Q. Does the Board have a price in mind which it would recommend shareholders accept?

Under Takeover Panel rules the Board is not a liberty to comment publicly on price but it has made it very clear that the current offer price from Kraft does not come “remotely close to reflecting the true value of our company”. 23.11.2009
NEW Q. So what’s our defence?
Our defence is to make a compelling case to shareholders about the strategy and prospects of Cadbury as an independent company. This case is built on our continued successful financial delivery and strong business model. This is why our current performance is so important – it forms the basis of how we forecast our growth, the reason shareholders would stay with Cadbury. 23.11.2009
NEW Q. How can Kraft make estimates on the synergies of combining our two companies?
As we are a public listed company (plc), Kraft can use our published reports and accounts. 23.11.2009
NEW Q. Will there be a shareholder meeting to take a vote?
No, shareholders accept or reject the offer individually by post. If the number of acceptances exceeds the percentage which Kraft has decided as sufficient for them, then they will declare the offer as being “unconditional” and will gain control (or at least part-control) of the company. 23.11.2009
NEW Q. What is the percentage of shareholders necessary to decide the outcome?
Kraft will specify in its offer document the minimum shareholding it wants to acquire before a deal can go through. In its announcement on the 9 November it stated that its acceptance condition would be 90%. If they can achieve this level, then under English law they can force the remaining shareholders to sell the final 10% of shares. Once Kraft has set out the minimum shareholding it needs, if enough acceptances are received the offer will become legally-binding and Kraft will be obliged to purchase the shares. 23.11.2009

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